Exhibit 12.1

Ball Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

($ in millions)	Q3 2015	2014	2013	2012	2011	2010

Earnings before taxes	$282.9	$645.6	$583.6	$595.6	$659.8	$606.4
Plus:
Interest expensed and capitalized (a)	201.7	198.1	215.5	201.1	185.1	161.1
Interest expense within rent	16.0	25.6	23.8	22.8	22.1	20.4
Amortization of capitalized interest	2.3	3.5	4.5	4.4	4.1	3.8
Distributed income of equity investees	2.0	0.6	1.6	0.8	1.7	2.2
Less:
Interest capitalized	(8.8)	(5.1)	(3.7)	(6.2)	(8.0)	(2.9)

Adjusted earnings	$496.1	$868.3	$825.3	$818.5	$864.8	$791.0

Fixed charges (b)	217.7	223.7	239.3	223.9	207.2	181.5

Ratio of earnings to fixed charges	2.3x	3.9x	3.4x	3.7x	4.2x	4.4x

(a)         Amounts do not include interest for unrecognized tax benefits related to uncertain tax positions.

(b)         Fixed charges include interest expensed and capitalized as well as interest expense within rent.